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                              February 1, 2021

       Kyle Armbrester
       Chief Executive Officer
       Signify Health, Inc.
       800 Connecticut Avenue
       Norwalk, CT 06854

                                                        Re: Signify Health,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2021
                                                            File No. 333-252231

       Dear Mr. Armbrester:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 19, 2021

       Executive and Director Compensation
       Other compensation plans, page 179

   1. We note your updated disclosure that holders of synthetic equity units will be party to the
                                                        Tax Receivable
Agreement. Please describe the material details of the Synthetic Equity
                                                        Plan and file the
Synthetic Equity Plan as an exhibit or otherwise advise. Refer to Item
                                                        402 and Item
601(b)(10)(iii) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kyle Armbrester
Signify Health, Inc.
February 1, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameKyle Armbrester
                                                           Division of
Corporation Finance
Comapany NameSignify Health, Inc.
                                                           Office of Life
Sciences
February 1, 2021 Page 2
cc:       Shane Tintle, Esq.
FirstName LastName